Exhibit 99.2

February 21, 2013

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Announcement of Financial Results for Gazit-Globe Ltd.’s Subsidiary, First Capital Realty Inc., for the Year

2012

Below please find an announcement from First Capital Realty Inc. (a subsidiary of Gazit-Globe Ltd. in which it holds approximately 45.6% ownership), whose shares are publicly-traded on the Toronto Stock Exchange, regarding its financial results for the year 2012, as published on February 20, 2013 in Canada.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Kind regards,

Gazit-Globe, Ltd.

FIRST CAPITAL REALTY ANNOUNCES 2012 RESULTS

Completes the most active year on record for investments, dispositions and financings

Toronto, Ontario (February 20, 2013) — First Capital Realty Inc. (“First Capital Realty”) (TSX: FCR) Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets, announced today financial results for the three months and year ended December 31, 2012.

During the year, First Capital Realty generated 4.2% growth in Funds from Operations (“FFO”) per share and 4.5% Adjusted Funds from Operations (“AFFO”) per share, excluding other gains, losses and expenses, while continuing disciplined execution of its strategy, including the following:

•

Expanded the urban footprint of its shopping centre portfolio investing $425.7 million in 16 well- located properties in existing core urban markets, $328.7 million in 28 properties adjacent to its existing shopping centres and an additional interest in one property and $44.4 million in 12 development land parcels for future development;

•	Invested $355 million in development, redevelopment, intensification and portfolio improvement activities at its shopping centres;

•	Delivered 853,000 square feet of newly developed and redeveloped space in its shopping centres, of which 722,000 square feet was occupied (85%) and leased at an average rate of $23.88 per square foot;

•	Recycled capital totalling $340 million from dispositions of non-core assets, representing an increase of $19 million over the December 31, 2011 IFRS value and $64 million greater than invested cost;

•

Extended debt maturities through the issuance of $475 million of senior unsecured debentures and $181 million of 10-year mortgage financing, and repayment (including early repayment of certain 2013 and 2014 maturities) of mortgages and senior unsecured debentures totalling $457 million, bringing the average maturity from 4.5 years at the end of 2011 to 5.3 years at the end of 2012;

•

Strengthened the financial position and balance sheet quality through the issuance of $507 million of equity and $127.5 million of “cashless” convertible debentures and the reduction of overall leverage;

•	Made significant investments in its business infrastructure in order to increase the efficiency of operations and quality of the management platform to facilitate growth.

“Our strategic course is fundamental to being a best-in-class shopping centre company that delivers greater long-term accretion and higher risk-adjusted returns to our investors,” said Dori J. Segal, President and CEO. “It was our busiest year on record and a testament to the capability of our team across the country in an extremely competitive market.”

YEAR END HIGHLIGHTS

	in millions (except percentages)
Years ended December 31	2012	2011
Enterprise value	$7,316	$6,215
Debt to total assets — IFRS basis	42.1%	46.6%
Debt to total market capitalization	41.8%	45.5%
Property rental revenue	$583.1	$526.7
Net operating income (NOI) (1)	$371.5	$340.1

	in millions		Per share
Years ended December 31	2012	2011	2012	2011
FFO (1)	$188.9	$161.3	$1.00	$0.96
FFO excluding other gains (losses) and (expenses)	$189.7	$162.4	$1.00	$0.96
AFFO (1)	$192.6	$172.0	$0.93	$0.91
AFFO excluding other gains (losses) and (expenses)	$189.1	$167.4	$0.92	$0.88
Net income attributable to common shareholders	$393.0	$548.9	$1.98	$3.00

(1)	See “Non-IFRS Supplemental Financial Measures” section of this press release

•	Invested $1.154 billion in acquisitions, development activities and property improvements;

•	Added 3.3 million square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•	2.3% total same property NOI growth, 1.4% same property — stable NOI growth;

•	10.0% increase on rate per square foot on 1,301,000 square feet of all renewal leases;

•	Occupancy of same property — stable of 97.5% as compared to 97.3% at December 31, 2011;

•	Total occupancy of 95.6% compared to 96.2% at December 31, 2011; vacancy at December 31, 2012 includes 0.7% of space held for redevelopment;

•

Gross new leasing totalled 1.4 million square feet including development and redevelopment coming on line; lease closures totalled 741,000 square feet and closures for redevelopment totalled 206,000 square feet;

•	Completed new leasing on existing space totalling 685,000 square feet at an average rate of $18.92 per square foot;

•	Lease rates on openings and redevelopment coming on line increased by 18.4% versus all lease closures;

•	Average lease rate per occupied square foot increased by 4.2% from December 31, 2011 to $17.51 at December 31, 2012, including acquisitions and dispositions;

•	Acquired 2.3 million square feet at $16.94 per square foot with 93.2% occupancy, and disposed of 1.2 million square feet leased at $14.16 per square foot with 97.0% occupancy.

FOURTH QUARTER HIGHLIGHTS

	in millions		Per share
Three months ended December 31	2012	2011	2012	2011
Property rental revenue	$156.0	$136.5	—	—
NOI (1)	$96.7	$88.4	—	—
FFO (1)	$48.9	$43.5	$0.24	$0.25
FFO excluding other gains (losses) and (expenses)	$50.6	$43.4	$0.24	$0.25
AFFO (1)	$50.9	$45.1	$0.23	$0.23
AFFO excluding other gains (losses) and (expenses)	$49.4	$43.2	$0.22	$0.22

(2)	See “Non-IFRS Supplemental Financial Measures” section of this press release

•	Invested $269 million in acquisitions, development activities and property improvements;

•	Added 0.9 million square feet of gross leasable area from acquisitions, development and redevelopment coming on line;

•	Acquired four shopping centres, five properties adjacent to existing shopping centres, and three development land parcels;

•	These acquisitions added a total of 0.6 million square feet of gross leasable area and three acres of land for future development;

•	Sold one shopping centre totalling 51,000 square feet and one 2.6 acre land parcel for gross proceeds of $20.4 million;

•	2.1% total same property NOI growth; 0.2% same property — stable NOI growth;

•	10.6% increase on rate per square foot on 355,000 square feet of renewal leases;

•

Gross new leasing totalled 375,000 square feet including development and redevelopment coming on line; lease closures totalled 145,000 square feet and closures for redevelopment totalled 37,000 square feet;

•

Completed new leasing on existing space totalling 202,000 square feet at an average rate of $21.28 per square foot; lease rates on new development and redevelopment coming on line at an average rate of $20.13 per square foot.

•	DBRS upgraded the senior unsecured debenture rating of First Capital Realty to BBB (high), from BBB, and changed the trend to stable, from positive.

•	Moody’s upgraded the senior unsecured debenture rating of First Capital Realty to Baa2 (from Baa3)and revised the rating outlook to stable, from positive.

“The credit ratings achieved by the Company in 2012 from DBRS and Moody’s Investors Service represent the culmination of a strategic financing plan executed over the past eight years,” said Karen H. Weaver, Executive Vice President and CFO. “It is our intention, going forward, that the quality of our business and operations will, over time, continue to enhance our credit metrics.”

NET INCOME

	Three months ended December 31		Year ended December 31
($ millions, except per share amounts)	2012	2011	2012	2011
Net income attributable to common shareholders	$69.8	$235.0	$393.0	$548.9
Net income per share attributable to common shareholders (diluted)	$0.33	$1.24	$1.98	$3.00

For the year ended December 31, 2012, the decrease in net income is primarily due to the $174.4 million difference in the fair value gain on investment properties, offset by an increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line and same property NOI growth. On a per share basis, the decrease is also partially due to the increase in the weighted average number of common shares outstanding resulting from various financing activities and growth of the Company.

For the three months ended December 31, 2012, the decrease in net income is primarily due to the difference in fair value gain of investment properties recorded in the fourth quarter in 2011 versus 2012, offset by the increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line and same property NOI growth. On a per share basis, the decrease is also partially due to the increase in the weighted average number of common shares outstanding resulting from various financing activities and growth of the Company.

FFO AND AFFO

In the fourth quarter of 2012, FFO was $48.9 million or $0.24 per share (diluted) compared to $43.5 million or $0.25 per share (diluted) in the same prior year period. For the year, FFO increased to $188.9 million or $1.00 per share (diluted) from $161.3 million or $0.96 per share (diluted).

The increase in FFO is primarily due to the increase in NOI resulting from net acquisitions, development and redevelopment projects coming on line, same property NOI growth, and increased interest income.

The effect of the increase in NOI was partially offset by increases in interest expense, and corporate expenses primarily relating to staffing costs associated with the growth and performance of the Company. On a per share basis for the three months ended December 31, 2012, the decrease in FFO partially resulted from an increase in the weighted average number of common shares outstanding resulting from various financing activities.

AFFO is calculated by adjusting FFO for non-cash and other items including interest payable in shares, straight-line rent adjustments, non-cash compensation expense, actual costs incurred for capital expenditures and leasing costs for maintaining shopping centre infrastructures and revenues and other gains or losses. Gains or losses on land sales are excluded from AFFO. The weighted average number of diluted shares outstanding for AFFO is adjusted to assume conversion of the outstanding convertible debentures.

AFFO was $50.9 million or $0.23 per share (diluted) in the fourth quarter of 2012 compared to $45.1 million or $0.23 per share (diluted) in the same prior year period. AFFO included $1.5 million of other net gains in the quarter compared to $2.0 million of other net gains for the same prior year period. AFFO was $192.6 million or $0.93 per share (diluted) in the year ended December 31, 2012 compared to $172.0 million or $0.91 per share (diluted) in the same prior year period. AFFO included $3.5 million of other net gains compared to $4.6 million of other net gains for the prior year.

Refer to the Funds from Operations, Other Gains (Losses) and (Expenses), Adjusted Funds from Operations and Net Operating Income sections in Management’s Discussion and Analysis for further information.

2012 ACTUAL RESULTS COMPARED TO 2012 GUIDANCE

The purpose of the Company’s guidance is to provide Management’s view as to the expected financial performance of the Company using factors that are commonly accepted, and viewed as meaningful indicators of financial performance, in the real estate industry. A reconciliation of the Company’s year end 2012 results to the previously updated guidance follows.

(per share amounts, except for FFO, AFFO and shares outstanding)	2012 Guidance Provided in Q3		2012 Actual	Variance
	Low	High		Low	High
Diluted net income per share	$1.90	$1.91	$1.98	$0.08	$0.07
Adjustments
Fair value increase and deferred income taxes	$(0.91)	$(0.91)	$(0.98)	$(0.07)	$(0.07)
FFO per share	$0.99	$1.00	$1.00	$0.01	—
FFO ($ millions)	$188.6	$190.2	$188.9	$0.3	$(1.3)
Weighted average shares outstanding for per share FFO calculations (in millions)	190.4		189.9	(0.5)
FFO ($ millions)	$188.6	$190.2	$188.9	$0.3	$(1.3)
Weighted average shares outstanding for per share AFFO calculations (including conversion of all outstanding convertible debentures) (in millions)	205.2		206.6	1.4
FFO per share (using weighted average AFFO shares outstanding)	$0.92	$0.93	$0.92	—	$(0.01)
Revenue sustaining capital expenditures	$(0.08)	$(0.08)	$(0.09)	$(0.01)	$(0.01)
Non-cash items, net	$0.08	$0.09	$0.10	$0.02	$0.01
AFFO per share	$0.92	$0.94	$0.93	$0.01	$(0.01)

The variance in diluted net income per share from Q3 guidance to 2012 actual primarily represents the actual increase in the value of investment properties recorded in the fourth quarter, net of associated deferred income taxes. The Company does not forecast changes in the values of investment properties when issuing guidance. These value changes are included in net income but not in FFO and AFFO.

2013 GUIDANCE

(per share amounts, except for projected FFO & AFFO, and shares outstanding)	Low	High
Projected diluted net income	$0.77	$0.81
Adjustments
Deferred income taxes	$0.26	$0.26
Projected FFO	$1.03	$1.07
Projected FFO ($ millions)	$217.6	$225.6
Projected weighted average shares outstanding (in millions) for per share FFO calculations	211.0

Projected FFO ($ millions)	$217.6	$225.6
Projected weighted average shares outstanding (in millions) for per share AFFO calculations (including conversion of all outstanding convertible debentures)	227.9

Projected FFO (using weighted average AFFO shares outstanding)	$0.95	$0.99
Projected revenue sustaining capital expenditures	$(0.09)	$(0.09)
Projected non-cash items, net	$0.08	$0.08
Projected AFFO	$0.94	$0.98

Projections involve numerous assumptions such as rental income (including assumptions on timing of lease-up, development coming on line and levels of percentage rent), interest rates, tenant defaults, corporate expenses, the level and timing of acquisitions of income-producing properties, investments in other real estate assets, the Company’s capital structure and share price, the number of shares outstanding and numerous other factors. Not all factors which affect our range of projected net income, funds from operations and adjusted funds from operations are determinable at this time; actual results may vary from the projected results in a material respect, and may be above or below the range presented in a material respect.

2013 guidance is based on the following assumptions:

•	Total same property NOI growth of 2.0% to 2.5%;

•	Development, redevelopment and expansion coming on line of 350,000 to 400,000 square feet with approximate invested cost of $140 to $170 million;

•	Completion of one phase of the mixed use project in King Liberty Village in Toronto;

•	Income-producing and other property acquisitions totalling approximately $150 to $200 million for the year assuming no accretion;

•	Disposition of approximately $200 to $250 million of income-producing properties in 2013 assuming minor dilution;

•	Revenue sustaining capital expenditures are expected to be approximately $0.83 per square foot on average; and

•	Exercise of the 5.6 million common share warrants outstanding.

Readers should refer to the section below titled “Forward-Looking Statements” for important information regarding the risks and uncertainties associated with the Company’s guidance.

For further information on management’s outlook and view on the business environment please refer to the “Outlook and Business Environment” section in Management’s Discussion and Analysis for the year ended December 31, 2012.

SUBSEQUENT EVENTS

Dividend

The Company announced today that it will pay a fourth quarter dividend of $0.21 per common share on April 10, 2013 to shareholders of record on March 28, 2013.

Senior Unsecured Debentures Issued

On January 14, 2013, the Company completed the issuance of an additional $100 million principal in the Series P senior unsecured debentures due December 5, 2022. The additional debentures were sold at a price of $98.887 per $100.00 principal amount, plus accrued interest, with an effective yield of 4.09% if held to maturity.

Convertible Debentures Issued

On February 19, 2013, the Company completed the issuance of $57.5 million principal amount of 4.45% convertible unsecured subordinated debentures due February 28, 2020. The convertible debentures, which are listed on the TSX under the symbol FCR.DB.J, bear interest at the rate of 4.45% per annum payable semi-annually on March 31 and September 30 (commencing September 30, 2013), and are convertible at the option of the holder into common shares of First Capital Realty at a conversion price of $26.75 per common share until February 28, 2018 and thereafter at a conversion price of $27.75 per common share.

PAYMENT OF CONVERTIBLE DEBENTURE INTEREST OWING ON MARCH 31, 2013 IN SHARES

Consistent with past practice and its stated intention, First Capital Realty will pay the interest due on March 31, 2013 to holders of its 5.70% convertible unsecured subordinated debentures due June 30, 2017 (FCR.DB.D), to holders of its 5.40% convertible unsecured subordinated debentures due January 31, 2019 (FCR.DB.E), to holders of its 5.25% convertible unsecured subordinated debentures due January 31, 2019 (FCR.DB.F), to holders of its 5.25% convertible unsecured subordinated debentures due March 31, 2018 (FCR.DB.G), to holders of its 4.95% convertible unsecured subordinated debentures due March 31, 2017 (FCR.DB.H) and to holders of its 4.75% convertible unsecured subordinated debentures due July 31, 2019 (FCR.DB.I) by the issuance of common shares. The number of common shares to be issued per $1,000 principal amount of debentures will be calculated by dividing the dollar amount of interest payable by an amount equal to 97% of the volume-weighted average trading price of the common shares of First Capital Realty on the Toronto Stock Exchange calculated for the 20 consecutive trading days ending on March 22, 2013. The aggregate interest payment is approximately $8.8 million.

It is the current intention of First Capital Realty to continue to satisfy its obligations to pay principal and interest on its convertible unsecured subordinated debentures by issuance of common shares.

REGULATORY FILINGS AND ADDITIONAL INFORMATION

First Capital Realty’s financial statements and MD&A for the year ended December 31, 2012 will be filed today on the Company’s website at www.firstcapitalrealty.ca in the ‘Investors’ section, and on the Canadian Securities Administrators’ website at www.sedar.com.

MANAGEMENT CONFERENCE CALL AND WEBCAST

First Capital Realty invites you to participate in its live conference call with senior management announcing the Company’s year end results on Thursday, February 21, 2013 at 11:00 a.m. (ET).

Teleconference:

You may participate in the live conference toll-free at 866-696-5910 or at 416-340-2217 with access code 9624842. In order to ensure your participation, please dial-in five minutes prior to the scheduled start time of the call. The call will be archived through March 7, 2013 and can be accessed by dialing toll free 800-408-3053 or 905-694-9451 with access code 3194689.

Webcast:

To access the webcast and corporate presentation, go to First Capital Realty’s website at www.firstcapitalrealty.ca and click on the link for the webcast on our Home Page. The webcast will be archived on our home page for 30 days and can be accessed thereafter in the ‘Investors’ section of our website, under ‘Conference Calls’.

Management’s presentation will be followed by a question and answer period. To ask a question, press ‘1’ followed by ‘4’ on a touch-tone phone. The conference call coordinator is immediately notified of all requests in the order in which they are made, and will introduce each questioner. To cancel your request, press ‘1’ followed by ‘3’. If you hang up, you can reconnect by dialing 866-696-5910 or 416-340-2217. For assistance at any point during the call, press ‘*0’.

ABOUT FIRST CAPITAL REALTY (TSX: FCR)

First Capital Realty is Canada’s leading owner, developer and operator of supermarket and drugstore anchored neighbourhood and community shopping centres, located predominantly in growing urban markets. The Company currently owns interests in 175 properties, including five under ground-up development, totalling approximately 25.0 million square feet of gross leasable area and four sites in the planning stage for future retail development.

Non-IFRS Supplemental Financial Measures

First Capital Realty prepares and releases unaudited quarterly and audited consolidated annual financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”). In this and other earnings releases and investor conference calls, as a complement to results provided in accordance with IFRS, the Company also discloses and discusses certain non-IFRS financial measures, including NOI, FFO and AFFO. These non-IFRS measures are further defined and discussed in First

Capital Realty’s MD&A for the year ended December 31, 2012, which should be read in conjunction with this news release. Since NOI, FFO and AFFO do not have standardized meanings prescribed by IFRS, they may not be comparable to similar measures reported by other issuers. The Company uses and presents these non-IFRS measures as Management believes they are commonly accepted and meaningful financial measures of operating performance in the real estate industry. A reconciliation of net income and such non-IFRS measures is included in the Company’s MD&A. These non-IFRS measures should not be construed as alternatives to net income or cash flow from operating activities determined in accordance with IFRS as measures of First Capital Realty’s operating performance.

Forward-Looking Statements

This press release contains forward-looking statements and information within the meaning of applicable securities law. Forward-looking statements can be identified by the expressions “expects”, “believes”, “estimates”, “will”, “anticipates” and similar expressions. Forward-looking statements are not historical facts but reflect the Company’s current expectations regarding future results or events and are based on information currently available to Management. Certain material factors and assumptions were applied in providing these forward-looking statements, including, without limitation, those set forth in the

“2013 Guidance” section of this press release. Moreover, the assumptions underlying the Company’s forward-looking statements contained in the “2013 Guidance” section of this press release also include that consumer demand will remain stable, demographic trends will continue and there will continue to be barriers to entry in the markets in which the Company operates.

Management believes that the expectations reflected in forward-looking statements are based upon reasonable assumptions; however, Management can give no assurance that the actual results or developments will be consistent with these forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including the matters discussed under “Risks and Uncertainties” in First Capital Realty’s MD&A and under “Risk Factors” in its current Annual Information Form. Factors that could cause actual results or events to differ materially from those expressed, implied or projected by forward-looking statements, in addition to those factors described in the aforementioned “Risks and Uncertainties” and “Risk Factors” sections, include, but are not limited to: general economic conditions; real property ownership; the availability of new competitive supply of retail properties which may become available either through construction, lease or sublease; First Capital Realty’s ability to maintain occupancy and to lease or re-lease space at current or anticipated rents; repayment of indebtedness and the availability of debt and equity financing; changes in interest rates and credit spreads; changes to credit ratings; tenant financial difficulties, defaults and bankruptcies; the relative illiquidity of real property; unexpected costs or liabilities related to acquisitions, development and construction; increases operating costs and property taxes; changes in governmental regulation; environmental liability and compliance costs; residential development, sales and leasing; unexpected costs or liabilities related to dispositions; challenges associated with the integration of acquisitions into the Company; uninsured losses and First Capital Realty’s ability to obtain insurance coverage at a reasonable cost; compliance with financial covenants; risks in joint ventures; matters associated with significant shareholders; geographic concentration of assets; investments subject to credit and market risk; and loss of key personnel.

Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. First Capital Realty undertakes no obligation to publicly update any such statement or to reflect new information or the occurrence of future events or circumstances except as required by applicable securities law.

All forward-looking statements in this press release are made as of the date hereof and are qualified by these cautionary statements.

* * * *

For further information:

Dori J. Segal, President & CEO, or

Karen H. Weaver, Executive Vice President & CFO

First Capital Realty Inc.

85 Hanna Avenue, Suite 400

Toronto, Ontario, Canada M6K 3S3

Tel: (416) 504-4114

www.firstcapitalrealty.ca

TSX : FCR